

Mail Stop 4631

June 9, 2009

Via U.S. Mail and Facsimile

John L. MacCarthy
333 West Wacker Drive
Chicago, Illinois 60606

> **Re: Nuveen Investments, Inc.**
> **Registration Statement on Form S-4**
> **Filed May 13, 2009**
> **File No. 333-159221**

Dear Mr. MacCarthy:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that you are registering the 10½% Senior Exchange Notes due 2015 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

2.   As applicable, please revise the letter of transmittal to comply with the comments in this letter.

3.   Please note the updating requirements of Rule 3-12 of Regulation S-X.

Cover Page of Registration Statement

4.   Please indicate by check mark whether you are a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.

Cover Page of Prospectus

5.   Please disclose whether the guarantors will fully and unconditionally guarantee the exchange notes.

6.   As currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3).

7.   Please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Inside Front Cover Page of Prospectus, page i

8.   Please revise the second paragraph above the table of contents to state that to obtain timely delivery security holders must request the information no later than five business days before the date they must make their investment decision. Please also specify the date by which security holders must request the information not included in or delivered with your prospectus. Refer to Item 2 of Form S-4.

Risk Factors, page 11

Despite our substantial level of indebtedness…, page 14

9.   We note the disclosure in clause (y). Please disclose this amount as of the most recent practicable date.

The trading prices for the notes will be directly affected by many factors . . . , page 17

10.   Please revise to disclose that your credit rating has recently been downgraded by both Standard & Poor's Rating Services and Moody's Investors Service.

Cautionary Note Regarding Forward Looking Statements, page 25

11.   Please remove the reference to Section 21E of the Exchange Act, as the offering is a tender offer. See Section 27A(b)(2)(C) of the Securities Act and section 21E(b)(2)(C) of the Exchange Act.

The Exchange Offer, page 27

Expiration Date; Extensions; Amendments, page 28

12.   We note your disclosure in the third bullet contained in the first paragraph on page 29 that you reserve the right "to delay acceptance of the Old Notes." Please clarify in what circumstances you will delay acceptance and confirm that any such delay will be consistent with Rule 14e-1(c). For example, if you are referring only to the right to delay acceptance due to an extension of the exchange offer, so state.

13.   We note that you reserve the right to terminate the exchange offer if in your sole discretion a condition is not satisfied. We do not object to the imposition of conditions in a tender offer, provided that they are not within the direct or indirect control of the offeror and are specific and capable of objective verification when satisfied. Please revise to include an objective standard for the determination of whether a condition has been satisfied.

Conditions to the Exchange Offer, page 33

14.   If you decide to waive any of the conditions, please note that you must expressly announce your decision in a manner reasonably calculated to inform security holders of the waiver. In this regard, please provide us with your views regarding whether or not waiver of any of the conditions will constitute a material change requiring that at least five business days remain in the offer after notice of such waiver.

Capitalization, page 37

15.   Please disclose why you excluded the consolidated accounts of Symphony

CLO V from your capitalization table as of March 31, 2009 and reconcile in a footnote to the table between the amounts presented in your financial statements and those presented here.

Management's Discussion and Analysis of Financial Condition . . . , page 39

Description of the Business, page 39

16.   Please revise your discussion of auction-rate preferred stock (ARPS) issued by your closed-end funds to more fully explain the potential implications to your financial position, operating results and liquidity if you are unable to obtain debt or equity financing sufficient to redeem the remaining $10 billion of ARPS issued by your closed-end funds. Please specifically address the extent to which you could be called upon to provide liquidity to these funds or redeem a portion of these ARPS out of your own available capital.

Results of Operations, page 43

17.   You disclose on page 45 that as of March 31, 2009, approximately 52% of your assets were in municipal portfolios, 40% in equity portfolios and 8% in taxable income portfolios. To provide greater context to this disclosure, please revise to compare this asset mix to prior periods and explain the impact that changes in asset mix had upon your operating results for each period presented.

Other Income/(Expense), page 50

18.   We note your disclosure in the fifth paragraph and on page F-16 that the amount of the impairment was based on the work performed by external valuation experts. Please describe, in reasonable detail, the role of the external valuation experts in conducting your annual impairment test. In addition, please provide us with a detailed legal analysis as to whether they are experts for purposes of the consent requirement set forth in Rule 436 of Regulation C.

Adequacy of Liquidity, page 58

19.   Please clarify whether you are in compliance with the covenants and other restrictions under your debt agreements/instruments.

20.   It appears from your disclosures on page 58 that it is reasonably likely you may breach some of the debt covenants pertaining to your senior secured credit facilities. You also disclose on page F-80 that a technical default of the debt covenants for your term loan facility could also cause the counterparties on your New Debt Derivatives to call their payments of $112 million immediately due and

payable. In light of these factors, please revise to disclose the following as described in Section IV.C of the SEC Interpretive Release No. 33-8350:

- Steps you are taking to avoid a breach of your debt covenants;

- Reasonably likely impact that a breach would have on your financial condition and operating performance; and

- Alternate sources of funding to payoff resulting obligations or replace funding if necessary (and the consequences of accessing these alternate sources of funding).

21.   As a related matter, please disclose here or elsewhere in the filing the specific terms of any material debt covenants in your debt agreements.   For any material debt covenants, please disclose the required ratios/amounts as well as the actual ratios/amounts as of each reporting date. This will allow readers to understand how much cushion there is between the required ratios/amounts and the actual ratios/amounts. Please show the specific computations used to arrive at the actual ratios/amounts with corresponding reconciliations to US GAAP amounts, if necessary. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

22.   It appears from page 146 that EBITDA as defined in your indebtedness agreements, may not be the same as EBITDA as commonly defined. Therefore, please revise your references to EBITDA throughout the filing to use a phrase such as "adjusted EBITDA" instead.

23.   In April 2009, Moody's and Standard and Poor's downgraded your corporate credit rating and the credit rating on your senior secured notes. Please revise your filing to describe the implications of these downgrades on your financial condition, results of operations, and liquidity. Please also address how this downgrade affects your plans to refinance or repay the $222 million of outstanding indebtedness (as of March 31, 2009) that is scheduled to mature in September 2010.

Aggregate Contractual Obligations, page 58

24.   Please revise your table of contractual cash obligations to include estimated interest payments on your debt and estimated payments under interest rate swaps in a separate line item of the table. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.

Critical Accounting Policies

Goodwill and Intangible Assets, page 60

25.   In light of the $2 billion in goodwill and intangible asset impairment charges you
        recognized during 2008 and the significant carrying amount of goodwill and
        intangible assets remaining on your balance sheet as of December 31, 2008,
        please revise your filing to provide better insight into your accounting for
        goodwill and intangible assets by disclosing the following:

        •   The reporting unit level at which you test goodwill for impairment and your
            basis for that determination;

        •   The methods you use to determine the fair value of each reporting unit.
            Please expand your disclosures to include sufficient information to enable a
            reader to understand how each of the methods used differ, the assumed
            benefits of a valuation prepared under each method, and why management
            selected these methods as being the most meaningful in preparing the
            goodwill impairment analyses;

        •   How you weight each of the methods, if applicable, used including the basis
            for that weighting;

        •   A qualitative and quantitative description of the material assumptions used
            and a sensitivity analysis of those assumptions based upon reasonably likely
            changes. For example:

            o Cash flows
            o Growth rates/terminal calculations
            o Discount rates
            o Use of a weighted average cost of capital or a cost of equity method
            o Risk applications
            o Control Premiums
            o If you use a market based approach, discuss the method used and the
               assumptions and multiples used

        •   If applicable, how the assumptions and methodologies used for valuing
            goodwill and intangible assets during 2008 have changed since the prior year
            highlighting the impact of any changes; and

        •   The circumstances and/or factors specific to your business that you would
            consider triggers for an interim impairment evaluation of your goodwill and/or
            intangible assets.

Impairment of Investment Securities, page 60

26.   In light of the significant impairment charge taken on your investment securities during 2008, please revise your filing here and on pages F-46 and F-81 to provide better insight into your accounting for investment securities by disclosing the following:

- The specific types of assets that serve as collateral for your CLO and CDO investments;

- A qualitative and quantitative description of the material assumptions used to develop cash flow estimates for your investments and a sensitivity analysis of those assumptions based upon reasonably likely changes; and

- The specific factors that led to updated estimates of future cash flows and therefore, an impairment loss on your CLO and CDO investments during 2008.

Quantitative and Qualitative Disclosures About Market Risk, page 61

27.   You disclose on page 62 that a 10% adverse change in equity prices would result in a $5 million decrease in the fair value of your equity securities. Please consider quantifying how a 10% adverse change in equity prices would impact your operating revenues. Furthermore, please disclose information regarding any known changes in assets under management occurring subsequent to your most recent balance sheet date but prior to the date of your filing, such as known redemptions and/or notices of expected redemptions.

Compensation Discussion & Analysis, page 80

Base Salaries, page 81

28.   Please explain how the base salaries set forth in the employment agreements were determined.

Annual Incentive Awards, page 81

29.   Please disclose the formula used to adjust the target bonus amounts for your named executive officers (other than the chief executive officer). *See* Item 402(b)(v) of Regulation S-K. For example, please disclose whether you have afforded different percentage weightings to each factor used to make the adjustments. Please further revise your disclosure to describe how you measure the individual performance of each named executive officer. Finally, please

explain how the 2008 annual incentive award for each named executive officer was determined based on these various measures.

30.   We note your disclosure on page 92 of the minimum and target bonus levels for each named executive officer. Please disclose how you determined that each named executive officer would receive an annual incentive award based upon the target bonus amounts rather than the minimum bonus amount. Please further disclose the circumstances would trigger payment to a named executive officer of only the minimum bonus amount.

Certain Relationships and Related Party Transactions, page 96

31.   Please file as an exhibit the management services agreement with MDP. *See* Item 601(b)(10) of Regulation S-K.

32.   Please disclose your policies and procedures for the review, approval or ratification of any related transactions as required under Item 404(b) of Regulation S-K.

Consolidated Financial Statements

Independent Auditors' Report, page F-2

33.   Your auditors' report does not indicate the city and state where the report was issued as required by Rule 2-02(a) of Regulation S-X. Additionally, the audit opinion should refer to the "standards" of the Public Company Accounting Oversight Board instead of the "auditing standards" of the Public Company Accounting Oversight Board. Please have your auditors revise their opinion accordingly.

Consolidated Balance Sheets, page F-3

34.   Your liabilities are presented on a classified basis by differentiating between short-term and long-term obligations. To maintain consistency in your financial statements, please consider revising your filing throughout to similarly present current assets separate from long-term assets.

35.   Please revise your filing to present the amount of restricted cash in a separate line item on the face of your balance sheet or explain how your current presentation is consistent with Rule 5-02(1) of Regulation S-X, FRR 203.02 and paragraphs 7 and 8 of SFAS 95, including footnote 1 to paragraph 7.

Consolidated Statements of Cash Flows, page F-7

36.   Please tell us the accounting literature you relied upon to support your presentation of changes in consolidated funds as a single line item in the investing activities section of your cash flow statement, instead of presenting inflows separate from outflows.

Note 2 – Basis of Presentation and Summary of Significant Accounting Policies

37.   Please disclose the components of accumulated other comprehensive income/(loss) as of each balance sheet date as required by paragraph 26 of SFAS 130.

Other Income/(Expense), page F-22

38.   Please revise your filing to present goodwill impairment losses and intangible asset impairment losses as separate line items within operating expenses on the face of your Consolidated Statements of Income. Please refer to paragraphs 43 and B184 of SFAS 142. Similarly, gain and losses on the sales of fixed assets should also be included as a component of operating expenses. Please refer to paragraph 45 of SFAS 144. Your current presentation of impairment losses and gains/(losses) on fixed assets implies that these losses are not a component of operating income.

Note 5 – SFAS 157 – Fair Value Measurements, page F-27

39.   You disclose on page F-30 that the underlying investment securities in Symphony CLO V are predominantly syndicated loans whose fair values are derived from broker-quotes and that you consider these investments to be Level 3 financial instruments. Please revise your filing to more fully explain, if appropriate, the manner in which you make adjustments to broker-quotes to reflect your own assumptions about the assumptions market place participants would use in pricing these assets.

40.   Your disclosures on page F-29 seem to indicate that the majority of the $148 million non-cash losses on Symphony CLO V consolidated funds recognized during 2008 were recognized only in other comprehensive income. However, this seems inconsistent with your disclosure on page F-23 that the $148 million of losses were included in 2008 earnings via the line item "other income/(expense)." In addition, since you have no equity interest in Symphony CLO V, it is unclear why your comprehensive income (loss) schedule and the noncontrolling interests column of your statement of changes in shareholders' equity on page F-68 do not appear to have any adjustments to comprehensive income other than for its net

income. Please also consider how page F-6 should be revised in this regard once SFAS 160 has been retrospectively applied. Please advise or revise accordingly.

Note 8 – Income Taxes, page F-41

41.   Your deferred tax assets were approximately $156 million as of December 31, 2008, after the effect of a $4.9 million valuation allowance for net operating loss carryforwards. In light of the economic downturn that has negatively impacted your financial condition, results of operations, and liquidity, please revise your filing to more fully explain how you considered paragraphs 20-25 of SFAS 109 in determining that no additional valuation allowances were necessary on the remainder of your deferred tax assets (other than net operating loss carryforwards) as of December 31, 2008.

Note 19 – Recent Accounting Pronouncements, page F-58

42.   Please revise your filing throughout to reflect retrospective adoption of the presentation and disclosure requirements of paragraph 5 of SFAS 160 for existing non-controlling interests. This retrospective adoption should be applied to your audited and unaudited financial statements as well as other sections of your filing where appropriate (for example, your financial results summary on page 42).

Consolidated Unaudited Financial Statements

Consolidated Statement of Changes in Shareholders' Equity, page F-68

43.   Please revise the line item titled "purchase of and other changes to noncontrolling interests" to separately present contributions, distributions, and other changes to noncontrolling interests. Please refer to paragraph 38(c)(2) of SFAS 160.

Consolidated Statements of Cash Flows, page F-69

44.   Please revise the starting point of your indirect method Statements of Cash Flows to begin with the "Net income" line item. Please refer to paragraphs 28 and 106 of SFAS 95, which were not amended by SFAS 160.

Note 1 – Basis of Presentation, page F-70

45.   Please revise to include a schedule that shows the effect of changes in your ownership in non-controlling interests. Refer to paragraphs 38(d) and A7 of SFAS 160.

Item 20. Indemnification of Directors and Officers, page II-1

46.   Please disclose the information required by Item 702 of Regulation S-K for each co-registrant. Refer to item 20 of Form S-4.

Item 21. Exhibits and Financial Statement Schedules, page II-1

Exhibits, page II-1

47.   We note the credit agreement filed as Exhibit 10.6, which is incorporated by reference to your Form 8-K filed November 16, 2007. It does not appear that the exhibits and schedules to the credit agreement were filed on EDGAR. Please advise. Refer to Item 601(b)(10) of Regulation S-K.

48.   We note the description of your investment management contracts filed as Exhibit 10.4, which is incorporated by reference to your Form 10-K filed March 3, 2005. Please confirm to us that the description of your investment management contracts, as set forth in the Form 10-K, contains the material terms of the investment management contracts.

49.   We note that you intend to file the legal opinion by amendment. Please be advised that the legal opinion is subject to review and you should allow a reasonable period of time for our review prior to requesting acceleration.

Exhibit 12 – Computation of Earnings to Fixed Charges

50.   Please revise your table to disaggregate the components of interest expense in sufficient detail to enable a reader to correlate the amounts presented in this table with amounts presented elsewhere in your consolidated financial statements. For example, it may be helpful to present interest expense from amortization of premiums separate from interest expense from amortization of capitalized expenses. Refer to Instruction 3 to paragraph 503(d) of Regulation S-K and Item 601(b)(12) of Regulation S-K.

51.   Please revise your table so that the "earnings" measure begins with pre-tax income from continuing operations and show how the measure is separately adjusted for various items, such as the noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges. Please refer to Instruction 1(C) to Item 503(d) of Regulation S-K, as revised on April 23, 2009.

Item 22. Undertakings, pages II-5 and II-6

52.   Please provide the undertaking required by Item 512(e)(i) or (ii) of
        Regulation S-K.

Signatures, page II-9

53.   Please revise to provide appropriate signatures for the controller or principal
        accounting officer of Nuveen Investments, Inc. on page II-7 and Windy City
        Investments, Inc. on page II-9.

FORM 8-K FILED MAY 12, 2009

Table 2, page 4

54.   The income statement you present in Table 2 represents a non-GAAP income
        statement since it excludes the impact of CFO V which is required to be
        consolidated for GAAP purposes. While it is acceptable to present non-GAAP
        measures, it is not generally appropriate to present non-GAAP financial
        statements. Please exclude these non-GAAP financial statements from your
        future filings.

Table 3, page 5

55.   Please revise the line item "non-recurring items" in future filings to disaggregate
        individually material items. Any non-material items may be aggregated into a
        single line item with a title such as "other non-recurring items". This will help
        give investors more perspective of the types of items that you adjust for in your
        calculation of Adjusted EBITDA per the Credit Agreement.

56.   Please revise this table in future filings to also include the comparable prior year
        periods, such as the three months ended March 31, 2008.

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require

for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Lisa Haynes, Staff Accountant at (202) 551-3424 or Rufus Decker, Accounting Branch Chief at (202) 551-3769 if you have questions regarding comments on the financial statements and related accounting matters. Please contact Chambre Malone, Staff Attorney at (202) 551-3262, or Andrew Schoeffler, Senior Staff Attorney at (202) 551-3748 or in their absence, myself at (202) 551-3760 with any other questions or disclosure issues.

Sincerely,

Pamela A. Long
Assistant Director

cc: Stevin J. Gavin, Esquire (*via facsimile at* (312) 558-5700)
        Winston & Strawn LLP
        35 West Wacker Drive
        Chicago, Illinois 60601